

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 17, 2010

Albert E. Ferrara, Jr.
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, OH 45069

> **RE:** **AK Steel Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-13696**

Dear Mr. Ferrara:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director